Exhibit (12)(a)

WACHOVIA PREFERRED FUNDING CORP.

AND SUBSIDIARIES

COMPUTATIONS OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(In thousands)	2005		2004	2003	2002
Income before income taxes	$725,648		378,075	353,773	248,622
Fixed charges, excluding capitalized interest	18,464		6,858	6,460	10,546

Earnings (A)	$744,112		384,933	360,233	259,168

Interest	$18,464		6,858	6,460	10,546
One-third of rents	—		—	—	—
Capitalized interest	—		—	—	—

Fixed charges (B)	$18,464		6,858	6,460	10,546

Consolidated ratios of earnings to fixed charges (A)/(B)	40.30	x	56.13	55.76	24.58

Since the amount of fixed charges for the year ended December 31, 2001, are not material, the related consolidated ratios to fixed charges are not meaningful, and therefore have been omitted from this Exhibit.